United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale updates on UK Claim

Rio de Janeiro, November 14, 2025 – Following previous communications[1], Vale S.A. (“Vale” or the “Company”) confirms that the English High Court has found BHP Group Ltd. and BHP Group UK Ltd. (together, “BHP”) liable under Brazilian Law for the failure of the Fundão dam, operated by Samarco Mineração S.A. (“Samarco”), in 2015.

The decision also confirmed the validity of waivers and releases signed by claimants already compensated in Brazil, which will reduce the number of claimants and the value of the claims.

In July 2024, Vale and BHP entered into a confidential agreement under which liability is shared equally for any amount that BHP (in the English Proceedings) or Vale (in the Dutch Proceedings[2]) is found liable to pay.

Vale and BHP remain confident that the Definitive Agreement signed in October 2024 in Brazil provides the quickest and most effective mechanisms to compensate those impacted.

Next steps in the UK Claim

Subject to the outcome of any appeal by BHP against the first-stage judgment, a second-stage trial, to determine whether BHP caused the losses claimed, and generic questions relating to the quantum of those losses, is currently scheduled to start in October 2026 and run until Q2 2027. Following any decisions and appeals in that stage, the amount of loss suffered by, and any damages due, to each claimant may be subject of a third-stage trial in due course.

Definitive Agreement with Brazilian Authorities and Progress on Remediation

In October 2024, Samarco, BHP Billiton Brasil Ltda.[3], and Vale entered into a comprehensive agreement of US$ 32 billion (R$170 billion) with Brazilian authorities for the full and final settlement of key claims in Brazil related to the dam failure. The Definitive Agreement provides for broad remediation of environmental and social impacts, including water sanitation, strengthening of the public health system, economic recovery, improvement of local infrastructure, compensation for collective damages to Indigenous and Traditional Communities and municipalities, as well as income support for the most vulnerable populations in the affected regions.

Since 2015, Samarco, BHP Brasil and Vale have allocated US$13 billion to remediation and compensation actions for affected individuals and Brazilian authorities. Of this amount, more than US$ 6 billion has been paid in compensation and financial aid to at least 610,000 people, including approximately 240,000 claimants in the UK Claim who have provided releases for related claims. Environmental remediation of the impacted areas is substantially advanced, and reconstruction of the communities of Novo Bento Rodrigues and Paracatu has reached 98% completion.

Provisions and future cash outflows related to Fundão Dam Failure

Considering the above, the Company estimates an additional provision of approximately US$500 million in its financial statements as of December 31, 2025, for obligations arising from the Fundão dam failure. As of September 30, 2025, Vale had already recognized a provision of US$2.401 billion for obligations under the Definitive Agreement in Brazil. Expected cash outflows related to the Definitive Agreement signed in Brazil remain aligned with the amounts disclosed in Vale’s Q3 2025 earnings release.

Marcelo Feriozzi Bacci

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Mariana Rocha: mariana.rocha@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Pedro Terra: pedro.terra@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

[1] Disclosed on December 2, 2022 (available here), August 7, 2023 (available here), and July 12, 2024 (available here).

[2] More information on the claim filed in the Netherlands against Vale is available in the Company’s Reference Form.

[3] Subsidiary of BHP Group Limited.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: November 14, 2025		Director of Investor Relations